

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2019

Mark Rodenbeck
Principal Executive Officer
Mascota Resources Corp.
7976 East Phillips Circle
Centennial, CO 80112

Re: Mascota Resources Corp.
Registration Statement on Form S-1
Filed February 26, 2019
File No. 333-229862

Dear Mr. Rodenbeck:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ruairi Regan at (202) 551-3269 with any questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and Mining

cc: William T. Hart, Esq.